3006 Longhorn Blvd., Suite 107, Austin, TX 78758
Phone (512) 339-5020, Fax (512) 339-5021, WWW.NANO-PROPRIETARY.COM

September 9, 2005

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:	Larry Spirgel, Assistant Director Ivette Leon, Assistant Chief Accountant Christine Bashaw, Staff Accountant

Re: Response of Nano-Proprietary, Inc. (File No. 1-11602) to Comment Letter of August 18, 2005

Ladies and Gentlemen:

In this letter below, we have addressed the issues in your comment letter of August 18, 2005, relating to our Form 10-K/A for the fiscal year ended December 31, 2004, and our Form 10-Q for the fiscal quarter ended June 30, 2005.

Comment:

Form 10-K/A for the Year Ended December 31, 2004, filed April 27, 2005
Notes to the Consolidated Financial Statements, page 24
Note 2. Summary of Significant Accounting Policies, page 24

Revenue Recognition

1.
Tell us, citing the appropriate accounting literature, your basis for recognizing reimbursements under agreements to perform research and development for others as revenue. Indicate how much of the revenue recognized in 2004, 2003 and 2002 was generated by these research and development agreements.

RESPONSE: Following is a table showing the revenue for the years ended December 31, 2002, 2003, and 2004. The lines items “Contract Research” and “Government Contracts” identify the revenue generated by these agreements.

	Year ended December 31,
	2004	2003	2002
Revenues
Contract Research	$-	$400,000	$1,000,000
Government Contracts	305,721	339,790	254,152
License fees and Royalties	10,852	2,248	-
Other	65,949	31,921	160,696
Total Revenues	$382,522	$773,959	$1,414,848

Government Contracts - Virtually all of our government contracts are based on the reimbursement of costs. These contracts are billed either monthly or quarterly as called for by the contract. This is usually monthly, but may be quarterly in some instances. The billing method is set forth in the contract/grant documents. It may involve billing hours at pre-established rates, or billing labor dollars and material dollars marked up by pre-established overhead rates, or some combination of the two methods. In rare instances, we may have fixed fee contracts where the billing is initiated as the result of predefined events, such as the issuance of a final report. Any fixed fee contracts are usually small. We recognize the revenue at the time the billing is prepared and submitted to applicable government agency. This is in compliance with FASB Statement of Financial Concepts (SFAC) No. 5 which states that revenues are considered earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. At that time, the revenues meet the criteria set forth in SAB 101 in that there is persuasive evidence of an arrangement (grant agreement), services have been performed, the price is fixed or determinable, and collectibility is reasonably assured.

Other contracts - From a conceptual standpoint, we always have a written contract for any material research agreement. This agreement sets forth the services to be performed, payment terms, and milestones or deliverables, if any, as well as numerous other terms. We normally receive either full or partial payment up front. In the specific case of the revenues in these three years, all revenues came from one customer, spread over three separate phases. None of these phases spanned more than one reporting year. In instances where payment is received up front, we account for this as deferred revenue until the project is complete or a portion of it is earned under the terms of the contract, such as in the case where the contract calls for the delivery of samples at intermediate stages. We rely on the same guidance referenced in the paragraph on government contracts. The only difference is that government contracts virtually always have a billing associated with them. In some cases, our private research contracts may also have a billing associated with intermediate stages. This was not the case with the $1.4 million recognized in 2002 and 2003.

2.
Further, on page 24 you state that you recognize revenue on research contracts when it is earned pursuant to the terms of the contract. Please tell about the terms of such contracts, and citing the appropriate accounting literature the persuasive evidence that you rely upon in your determination to recognize revenue in accordance with these contracts.

RESPONSE:  See the answer to Item 1above. The “terms of the contract” phrase would refer to items discussed in there, such as hours incurred, or costs incurred, under “government contracts”, or the completion of intermediate stages in “Other contracts”.

3.
Referring to research and development projects performed for third parties, please tell us if you are required to repay the funding agent for any portion of the funds received if the project fails. If you are required to repay the funding agent for any portion, please tell us how you account for this liability.

RESPONSE: We do not enter into agreements that would require us to repay any funds if the desired results are not obtained. We occasionally have projects that are done in phases, where there is funding associated with each phase and moving from phase I to phase II (for example) is contingent on the results of phase I. If phase I was not successful, then there would not be a phase II, however that would not affect the payment for phase I. There are no agreements that are contingent upon successful results.

Rule 13a-14(a) Certifications

4.
We note that you incorporate the certifications required by Rule 13a-14(a) by reference to your Form 10-K filed March 7, 2005. You are required to provide revised certifications in your amendment. Please amend your Form 10-K/A to include revised certifications per Item 601(b)(31) of Regulation S-K.

RESPONSE: We have made the corresponding change in our Form 10-K/A filed with this response letter.

Section 1350 Certifications

5.	Further, amend to include revised Section 1350 certifications.

RESPONSE: We have made the corresponding change in our Form 10-K/A filed with this response letter.

Form 10-Q for the Quarter Ended June 30, 2005
Item 4. Controls and Procedures, page 13

6.
We note your disclosure that “…we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities and Exchange Act of 1934 within 90 days of the filing date of this report (the “Evaluation Date”). Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please confirm for us supplementally that, if true, your certifying officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report.

RESPONSE: We hereby supplementally confirm that our disclosure controls and procedures were effective as of the end of the period covered by the report and will change the disclosure in our future filings.

7.
We note your disclosure that “there were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the Evaluation Date.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, provide the disclosure required by Item 308(c) of Regulation S-K.

RESPONSE: We hereby supplementally confirm that there were no change in our internal control over financial reporting that occurred during the quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will provide this disclosure in future filings.

In addition, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings.
•	Comments by the SEC staff or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions or comments, you can contact me at (248) 391-0612 or by email at dbaker@ameritech.net, or Don Locke by phone at (919) 807-5623 or by email at don.locke@summus.com.

Very truly yours, /s/ Douglas P. Baker Douglas P. Baker Chief Financial Officer